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                          May 7, 2024

       Niraj Patel
       Chief Executive Officer
       Kaival Brands Innovations Group, Inc
       4460 Old Dixie Highway
       Grant-Valkaria, Florida 32949

                                                        Re: Kaival Brands
Innovations Group, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed May 1, 2024
                                                            File No. 333-279045

       Dear Niraj Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jeffrey Woffard